VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 16,968,439 shares voted in his favor and 180,893 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 16,966,200 shares voted in his favor and 183,132 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 16,968,698 shares voted in his favor and 180,634 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Don G. Powell, Hugo F. Sonnenschein and Theodore A. Myers. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 16,939,666 shares voted in favor of the proposal. 62,293 shares voted against and 147,373 shares abstained.